

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 8, 2016

Via E-mail
Mr. Richard F. Westenberger
Chief Financial Officer
Carter's, Inc.
Phipps Tower
3438 Peachtree Road NE, Suite 1800
Atlanta, Georgia 30326

Re: Carter's, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2016
Filed February 26, 2016
File No. 001-31829

Dear Mr. Westenberger:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining